Management's Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

To Our Shareholders

The following Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of operations of Largo Inc. ("we", "our", "us", "Largo", or the "Company") for the quarter ended June 30, 2023 ("Q2 2023") and should be read in conjunction with (i) the unaudited condensed interim consolidated financial statements and related notes for the same period, (ii) the audited annual consolidated financial statements and related notes for the year ended December 31, 2022 and (iii) the MD&A for the year ended December 31, 2022. Note references in the following discussion refer to the note disclosures contained in the Q2 2023 unaudited condensed interim consolidated financial statements. References in the following discussion to "Q2 2022" refer to the quarter ended June 30, 2022.

The financial statements and related notes of Largo have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. Certain non-GAAP measures are discussed in this MD&A, which are clearly disclosed as such. Additional information, including the Company's press releases, has been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR") and is available online under the Company's profile at www.sedar.com and www.sec.gov.

This MD&A reports the Company's activities through August 8, 2023, unless otherwise indicated. References to "date of this MD&A" mean August 8, 2023. Except as otherwise set out herein, all amounts expressed herein are in thousands of U.S. dollars, denominated by "$". The Company's shares, options, units and warrants are expressed in thousands. Prices are not expressed in thousands. References to the symbol "C$" mean the Canadian dollar and references to the symbol "R$" mean the Brazilian real.

Mr. Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), is a Qualified Person as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed the technical information in the MD&A.

The Company

Largo is a Canadian based company that is one of the world's leading high-quality vanadium suppliers with its VPURETM and VPURE+TM products, which are sourced from the Company's Maracás Menchen Mine in Brazil. In addition to advancing its U.S.-based clean energy storage business, the Company is in the process of implementing an ilmenite concentration plant using feedstock from its existing operations. Largo's VCHARGE vanadium batteries offer an efficient, safe, and long-life storage system that is fully recyclable at the end of its expected 25+ year lifetime. The Company's strategy is centered around two important pillars: a profitable supply of its industry-preferred vanadium products from Brazil combined with its emerging clean energy storage business to support the world's low carbon future.

The Company is organized and exists under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "LGO" and on the Nasdaq Stock Market ("Nasdaq") under the symbol "LGO".

Q2 2023 Highlights

• The Company recorded net loss before tax of $4,647 for Q2 2023 and a net loss of $5,966.

• The Company's Maracás Menchen Mine produced 2,639 tonnes of vanadium pentoxide ("V2O5 ") in Q2 2023 and had sales of 2,557 tonnes of V2O5 equivalent (including 289 tonnes of purchased products).

• On May 1, 2023, the Company announced that Ms. Andrea Weinberg had been appointed as an independent director of the Company's Board of Directors.

• On May 24, 2023, the Company announced the resignation of Ms. Koko Yamamoto and the appointment of Ms. Helen Cai as an independent director of the Company's Board of Directors.

Significant Events and Transactions Subsequent to Q2 2023

• On July 15, 2023, the Company was deeply saddened to report an employee fatality as a result of an accident that occurred on July 13, 2023 at the chemical plant of the Company's Maracás Menchen Mine.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 1

Q2 2023 Summary

Financial

	Three months ended
	June 30,	June 30,
	2023	2022	Movement
Revenues	$53,110	$84,804	$(31,694)	(37%)

Operating costs	(43,029)	(50,704)	7,675	(15%)
Direct mine and production costs	(24,976)	(23,905)	(1,071)	4%
Professional, consulting and management fees	(5,824)	(6,380)	556	(9%)
Foreign exchange (loss) gain	(817)	2,410	(3,227)	(134%)
Other general and administrative expenses	(3,333)	(5,102)	1,769	(35%)
Share-based payments	(413)	(491)	78	(16%)
Finance costs	(1,981)	(314)	(1,667)	531%
Interest income	480	213	267	125%
Technology start-up costs	(1,539)	(1,847)	308	(17%)
Exploration and evaluation costs	(1,301)	(180)	(1,121)	623%
	(57,757)	(62,395)	4,638	(7%)
Net income (loss) before tax	(4,647)	22,409	(27,056)	(121%)
Income tax recovery (expense)	295	(7,115)	7,410	(104%)
Deferred income tax (expense) recovery	(1,614)	2,671	(4,285)	(160%)
Net income (loss)	$(5,966)	$17,965	$(23,931)	(133%)

Unrealized gain (loss) on foreign currency
translation	10,223	(19,319)	29,542	(153%)
Comprehensive income (loss)	$4,257	$(1,354)	$5,611	(414%)

Basic earnings (loss) per share	$(0.09)	$0.28	$(0.37)	(132%)
Diluted earnings (loss) per share	$(0.09)	$0.28	$(0.37)	(132%)

Cash provided before working capital items	$3,841	$25,400	$(21,559)	(85%)
Net cash provided by operating activities	18,057	2,902	15,155	522%
Net cash used in financing activities	(1,756)	(15,679)	13,923	(89%)
Net cash used in investing activities	(14,283)	(11,383)	(2,900)	25%
Net change in cash	2,405	(25,516)	27,921	(109%)

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 2

	Six months ended
	June 30,	June 30,
	2023	2022	Movement
Revenues	$110,531	$127,492	$(16,961)	(13%)

Operating costs	(88,960)	(79,662)	(9,298)	12%
Direct mine and production costs	(53,395)	(41,465)	(11,930)	29%
Professional, consulting and management fees	(11,363)	(12,296)	933	(8%)
Foreign exchange (loss) gains	(400)	943	(1,343)	(142%)
Other general and administrative expenses	(6,606)	(6,757)	151	(2%)
Share-based payments	929	(1,301)	2,230	(171%)
Finance costs	(3,407)	(491)	(2,916)	594%
Interest income	1,192	397	795	200%
Technology start-up costs	(4,308)	(4,817)	509	(11%)
Exploration and evaluation costs	(1,540)	(285)	(1,255)	440%
	(114,463)	(104,269)	(10,194)	10%
Net income (loss) before tax	$(3,932)	$23,223	$(27,155)	(117%)
Income tax expense	(38)	(7,717)	7,679	(100%)
Deferred income tax (expense) recovery	(3,203)	505	(3,708)	(734%)
Net income (loss)	$(7,173)	$16,011	$(23,184)	(145%)

Unrealized gain on foreign currency translation	15,104	7,293	7,811	107%
Comprehensive income	$7,931	$23,304	$(15,373)	(66%)

Basic earnings (loss) per share (note 12)	$(0.11)	$0.25	$(0.36)	(144%)
Diluted earnings (loss) per share (note 12)	$(0.11)	$0.25	$(0.36)	(144%)

Cash provided before working capital items	$11,991	$31,151	$(19,160)	(62%)
Net cash provided by (used in) operating activities	23,010	(1,148)	24,158	(2,104%)
Net cash provided by (used in) financing activities	23,549	(15,294)	38,843	(254%)
Net cash used in investing activities	(37,689)	(15,651)	(22,038)	141%
Net change in cash	$9,509	$(30,912)	$40,421	(131%)

The movements in the discussion below refer to those shown in the previous tables.

• The Company recorded a net loss of $5,966 in Q2 2023, compared with net income of $17,965 in Q2 2022. This movement was primarily due to a 37% decrease in revenues, a 531% increase in finance costs and a 623% increase in exploration and evaluation costs. This was partially offset by a 15% decrease in operating costs and a 35% decrease in other general and administrative expenses.

• For the six months ended June 30, 2023, the Company recorded a net loss of $7,173, compared with net income of $16,011 for the same prior year period. This movement was primarily attributable to a 13% decrease in revenues and a 594% increase in finance costs, partially offset by an 8% decrease in professional, consulting and management fees and a 200% increase in interest income.

Commercial

• In Q2 2023, the Company sold 2,557 tonnes of V2O5 equivalent (Q2 2022 - 3,291 tonnes), including 289 tonnes of purchased products (Q2 2022 - 508 tonnes). Produced V2O5 equivalent sold decreased, with 5,000 (000s lb) sold in Q2 2023, as compared with 6,135 (000s lb) sold in Q2 2022. The Company delivered both standard grade and high purity V2O5, as well as vanadium trioxide ("V2O3") and ferrovanadium ("FeV") to customers globally.

• The Company continues to actively manage its logistics and supply chain operations to provide premium products and service to its customers. Logistical challenges and transport costs have eased from their highs and are now back to pre-COVID levels with a stable outlook.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 3

• During Q2 2023, the average benchmark price per lb of V2O5 in Europe was $8.46, a decrease of 19% from the average of $10.39 seen in Q1 2023 and a decrease of 24% from the average of $11.08 seen in Q2 2022. The average European benchmark price at June 30, 2023 was approximately $7.98, compared with approximately $10.13 at March 31, 2023 and $9.15 at June 30, 2022. During Q2 2023, the average benchmark price per kg of FeV in Europe was $33.47, a decrease of 15% from the average of $39.38 seen in Q1 2023 and a decrease of 24% from the average of $43.83 seen in Q2 2022. The average benchmark price at June 30, 2023 was approximately $32.00, compared with approximately $38.50 at March 31, 2023 and $38.15 at June 30, 2022. The Company is now selling products with pricing based on several different V2O5 and FeV benchmarks. The Company's revenues will be driven by the movements in these prices.

• Spot demand in Q2 2023 was soft, primarily due to adverse conditions in the Chinese and European steel industries. However, strong demand from the aerospace sector continued. Demand in the energy storage market is anticipated to increase in future quarters. The Company maintains a strong focus on developing new markets for its high purity products and increased sales of V2O3 in Europe during the period.

• The Company is committed to the purchase of 60 tonnes per month of V2O5 from third parties for the remainder of the year.

• LPV continued its acquisition of vanadium assets, with $1,525 spent during Q2 2023. LPV has deployed its available capital and is focussed on marketing and strategic initiatives to establish its business model.

• Subsequent to Q2 2023, sales in July 2023 were 860 tonnes of V2O5 equivalent.

• During Q2 2023, the Company recognized revenues of $53,110 (Q2 2022 - $84,804) from sales of 2,557 tonnes of V2O5 equivalent (Q2 2022 - 3,291 tonnes). Of the total revenues, $43,721 is related to the Sales & trading segment, $8,974 is related to the Mine properties segment and $415 is related to the Corporate segment (after the elimination of inter-segment transactions).

• During the six months ended June 30, 2023, the Company recognized revenues of $110,531 (2022 - $127,492 in the same prior year period) from the sales of 5,406 tonnes of V2O5 equivalent (2022 - 5,523 tonnes in the same prior year period). Of the total, $92,578 is related to the Sales & trading segment, $16,049 is related to the Mine properties segment and $1,904 is related to the Corporate segment (after the elimination of inter- segment transactions).

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022

V2O5 revenues per pound of V2O5 sold[1,2]
- Produced material	$9.91	$10.48	$9.46	$9.58
- Purchased material	$7.42	$12.99	$7.75	$11.58
- Total	$9.63	$10.53	$9.30	$9.61

V2O3 revenues per pound of V2O3 sold[1,2]
- Produced material	$13.32	$-	$12.35	$-
- Purchased material	$-	A$-	$13.13	$-
- Total	$13.32	$-	$12.52	$-

FeV revenues per kg of FeV sold[1,2]
- Produced material	$29.76	$41.61	$30.22	$35.46
- Purchased material	$27.00	$46.69	$29.82	$45.55
- Total	$29.75	$43.47	$30.21	$37.80

Revenues per pound sold[1,2]	$9.42	$11.69	$9.27	$10.47

1. V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold, FeV revenues per kg of FeV sold and revenues per pound sold are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non- GAAP Measures" section of this MD&A.

2. Calculated based on the quantity sold during the stated period.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 4

Costs

• Operating costs of $43,029 in Q2 2023 (Q2 2022 - $50,704) include direct mine and production costs of $24,976 (Q2 2022 - $23,905), conversion costs of $2,220 (Q2 2022 - $2,337), product acquisition costs of $3,753 (Q2 2022 - $9,568), royalties of $2,450 (Q2 2022 - $3,742), distribution costs of $2,525 (Q2 2022 - $2,851), inventory write-down of $683 (Q2 2022 - $2,572), depreciation and amortization of $6,202 (Q2 2022

- $5,507) and iron ore costs of $220 (Q2 2022 - $222).

• The increase in direct mine and production costs is attributable to an increase in total ore mined and the move to a new mining contractor in Q3 2022. Higher mining costs, the change in production levels across the period and the ramp up following the challenges experienced in the prior quarter all impacted costs. In addition, as compared with Q2 2022, the Company continues to experience elevated costs in critical consumables. The Company is actively working to manage its usage of these consumables and is also starting to see a softening in consumable prices. Of the total operating costs, $33,469 is related to the Sales & trading segment, $8,841 is related to the Mine properties segment and $719 is related to the Corporate segment (after the elimination of inter-segment transactions).

• Operating costs of $88,960 for the six months ended June 30, 2023 (2022 - $79,662 in the same prior year period) include direct mine and production costs of $53,395 (2022 - $41,465 in the same prior year period), conversion costs of $4,138 (2022 - $4,184 in the same prior year period), product acquisition costs of $7,931 (2022 - $11,118 in the same prior year period), royalties of $4,895 (2022 - $5,768 in the same prior year period), distribution costs of $3,972 (2022 - $4,306 in the same prior year period), inventory write-down of $683 (2022 - $2,572 in the same prior year period), depreciation and amortization of $13,453 (2022 - $9,812 in the same prior year period) and iron ore costs of $493 (2022 - $437 in the same prior year period). The increase in direct mine and production costs is primarily attributable to the cost impacts of low ore availability experienced in Q1 2023 as a consequence of the elevated levels of rainfall in Q4 2022, plant shutdowns for corrective maintenance during the six months ended June 30, 2023 and cost increases for critical consumables, as compared with the same prior year period. Of the total, $65,663 is related to the Sales & trading segment, $16,660 is related to the Mine properties segment and $6,637 is related to the Corporate segment (after the elimination of inter-segment transactions).

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Cash operating costs per pound[1]	$5.67	$4.84	$5.62	$4.65
Cash operating costs excluding royalties per pound[1]	$5.18	$4.23	$5.17	$4.12

1. Cash operating costs per pound and cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• Cash operating costs excluding royalties per pound, which is calculated on pounds of produced V2O5 sold, were $5.18 per lb in Q2 2023, compared with $4.23 for Q2 2022. The increase seen in Q2 2023 compared with Q2 2022 is largely due to the reasons noted above for operating costs, including the impact of higher costs for critical consumables as compared with Q2 2022. The Company is actively working to manage its usage of these consumables and is also starting to see a softening in consumable prices. Increased quantities of ore mined and lower grades impacted the financial performance. Produced V2O5 equivalent sold decreased as compared with Q2 2022, with 5,000 (000s lb) sold in Q2 2023, as compared with 6,135 (000s lb) sold in Q2 2022.

• For the six months ended June 30, 2023, cash operating costs excluding royalties per pound were $5.17 per lb.

• Professional, consulting and management fees in Q2 2023 decreased from Q2 2022 by 9%. Of the total professional, consulting and management fee expense in Q2 2023, $456 related to the Sales & trading segment (Q2 2022 - $568), $624 related to the Mine properties segment (Q2 2022 - $1,567), $1,997 related to Corporate (Q2 2022 - $1,584), $2,444 related to Largo Clean Energy (Q2 2022 - $2,337) and $303 related to Largo Physical Vanadium (Q2 2022 - $324). The decrease seen in the Mine properties segment is primarily attributable to additional compensation costs incurred in Q2 2022 as a result of management turnover. For the six months ended June 30, 2023, total professional, consulting and management fees decreased from the same prior year period by 8%. Of the total, $902 related to the Sales & trading segment ($1,061 in the same prior year period), $1,468 related to the Mine properties segment ($2,603 in the same prior year period), $3,684 related to Corporate ($3,474 in the same prior year period), $4,846 related to Largo Clean Energy ($4,650 in the same prior year period) and $463 related to Largo Physical Vanadium ($508 in the same prior year period).

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 5

• Other general and administrative expenses in Q2 2023 decreased from Q2 2022 by 35% (or $1,769), which is primarily attributable to the increase in legal provisions recognized in Q2 2022 in the Mine properties segment of $2,842 (increase of $230 in Q2 2023). Of the total other general and administrative expenses in Q2 2023, $452 related to the Sales & trading segment (Q2 2022 - $137), $545 related to the Mine properties segment (Q2 2022 - $3,051), $880 related to Corporate (Q2 2022 - $390), $1,253 related to Largo Clean Energy (Q2 2022 - $1,354) and $29 related to Largo Physical Vanadium (Q2 2022 - $41). For the six months ended June 30, 2023, total other general and administrative expenses decreased from the same prior year period by 2%. Of the total, $625 related to the Sales & trading segment ($248 in the same prior year period), $973 related to the Mine properties segment ($3,318 in the same prior year period), $2,096 related to Corporate ($808 in the same prior year period), $2,685 related to Largo Clean Energy ($2,197 in the same prior year period) and $51 related to Largo Physical Vanadium ($56 in the same prior year period). In addition, $174 related to activities for the titanium project.

• Finance costs in Q2 2023 increased from Q2 2022 by 531% (or $1,667), which is primarily attributable to interest on the increased debt level in Q2 2023 as compared with Q2 2022, as well as a write-down of vanadium assets of $225.

• Exploration and evaluation costs in Q2 2023 increased from Q2 2022 by 623%. This was driven by infill drilling and geological model work at the Maracás Menchen Mine and diamond drilling at Campo Alegre de Lourdes to support the maintenance of the Company's mineral rights. Exploration and evaluation costs increased by 440% in the six months ended June 30, 2023.

• Technology start-up costs primarily relates to activities at LCE focused on the deployment of its initial VCHARGE VRFB system in Spain. Q2 2023 saw increased activity by the field service team, with higher transportation and installation costs.

• Comprehensive income for Q2 2023 increased from Q2 2022 by 414% primarily due a decrease in the unrealized loss on foreign currency translation of 153% (to a gain of $10,223). For the six months ended June 30, 2023, comprehensive income decreased from the same prior year period by 66% primarily due to the decrease in net income, partially offset by an increase in the unrealized gain on foreign currency translation of 107%. The unrealized gain on foreign currency translation in the six months ended June 30, 2023 is primarily due to a strengthening of the Brazilian Real against the U.S. Dollar by approximately 8% since December 31, 2022.

Cash Flows

• Cash provided by operating activities of $18,057 in Q2 2023 is an increase from cash provided by operating activities of $2,902 in Q2 2022. This is primarily due to a net increase in working capital items of $36,714, partially offset by a decrease in cash provided before working capital items of $21,559. The change in working capital items is primarily attributable to movements in amounts receivable. For the six months ended June 30, 2023, cash provided by operating activities was $23,010, compared with cash used in operating activities of $1,148 in the same prior year period. This movement is primarily attributable to a net change in working capital items of $43,318, which is largely driven by movements in amounts receivable and inventory, partially offset by a decrease in cash provided before working capital items of $19,160.

• Cash provided by operating activities continues to be impacted by expenditures at LCE, with a net loss of $5,267 recognized in Q2 2023 (Q2 2022 - $5,441) and a net loss of $11,892 recognized in the six months ended June 30, 2023 ($11,454 in the same prior year period).

• Cash used in financing activities in Q2 2023 decreased from cash used in financing activities in Q2 2022 by $13,923. This movement was primarily due to the change in restricted cash in Q2 2022 of $15,524. For the six months ended June 30, 2023, cash provided by financing activities increased from cash used in financing activities in the same prior year period by $38,843. The movement is primarily attributable to the receipt of debt of $25,000 and the movement in the change in restricted cash of $15,260.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 6

• Cash used in investing activities in Q2 2023 of $14,283 is an increase of $2,900 from the $11,383 seen in Q2 2022. This movement was primarily driven by the purchase of vanadium assets by LPV of $1,525 and continued work on the ilmenite project. For the six months ended June 30, 2023, the increase from the same prior year period was $22,038. This is primarily driven by the purchase of vanadium assets by LPV of $10,115 and capital expenditures for the ilmenite project.

• The net change in cash in Q2 2023 was an increase of $2,405, compared with a decrease of $25,516 for Q2 2022. For the six months ended June 30, 2023, the net change in cash was an increase of $9,509 (a decrease of $30,912 in the same prior year period).

Net income reconciliation

	Q2 2023
Total V2O5 equivalent sold	000s lbs	5,637	A
	tonnes[1]	2,557

Produced V2O5 equivalent sold	000s lbs	5,000	B
	tonnes[1]	2,268

Revenues per pound sold	$/lb	$9.42	C
Cash operating costs per pound	$/lb	$5.67	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

		Q2 2023
			A x C
Revenues		$53,110	2,557 tonnes of V2O5 equivalent sold (Q2 2022 - 3,291 tonnes), with revenues per pound sold of $9.42 (Q2 2022 - $11.69)

			B x D
Cash operating costs		(28,365)	Global recovery of 81.0% (Q2 2022 - 81.8%), impact of increased mining costs and cost increases for critical consumables
Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV that are recognized on the sale of FeV)	(2,220)		Note 19 579 tonnes of produced FeV sold
Product acquisition costs (costs incurred in purchasing products from 3rd parties that are recognized on the sale of those products)	(3,753)		Note 19 289 tonnes of V2O5 equivalent of purchased products sold, compared with 508 tonnes in Q2 2022 with a cost of $9,568
Distribution costs	(2,525)		Note 19
Depreciation	(6,202)		Note 19
Inventory write-down	(683)		Note 19 Attributable to purchased FeV and V2O5 inventory
Increase in legal provisions	(230)		See "other general and administrative expenses" section on page 5
Iron ore costs	(220)		Note 19
		(15,833)

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 7

		Q2 2023
Commercial & Corporate costs
Professional, consulting and management fees	(2,453)		Note 15 (Sales & trading plus Corporate)
Other general and administrative expenses	(1,332)
Share-based payments	(413)
		(4,198)

Largo Clean Energy		(5,236)	Note 15 (excluding finance costs and foreign exchange) 2023 guidance between $13,500 and $14,500
Largo Physical Vanadium		(332)	Note 15 (excluding finance costs and foreign exchange)
Titanium project		(174)	Note 15 - "other"
Foreign exchange loss		(817)
Finance costs		(1,981)
Interest income		480
Exploration and evaluation costs		(1,301)

Net income (loss) before tax		(4,647)

Income tax expense		295
Deferred income tax expense		(1,614)

Net income (loss)		$(5,966)

Note references in the table above refer to the note disclosures contained in the Q2 2023 unaudited condensed interim consolidated financial statements.

Operations

• V2O5 production in Q2 2023 was a significant improvement over Q1 2023. Production in April 2023 was 676 tonnes, with 945 tonnes produced in May and 1,018 tonnes produced in June, for a total of 2,639 tonnes of V2O5 produced. In addition to mining performance and crushing process improvements implemented during Q2 2023, the Company completed its 2023 infill drilling campaign, which resulted in a further refinement of the Company's short-term mining model.

• Production quantities and non-GAAP unit cost measures are summarized in the following table:

		Production	Average Quarterly	Cash operating costs
	Production	Pounds	V2O5 price[2]	excluding royalties
Period	Tonnes	Equivalent[1]	$/lb	per pound[3] $/lb
Q2 2023	2,639	5,817,992	$8.46	$5.18
Q1 2023	2,111	4,653,953	$10.39	$5.15
Q4 2022	2,004	4,418,058	$8.25	$5.15
Q3 2022	2,906	6,406,626	$8.23	$4.86
Q2 2022	3,084	6,799,048	$11.08	$4.23
Q1 2022	2,442	5,383,682	$10.72	$3.97
Q4 2021	2,003	4,415,854	$8.30	$3.68
Q3 2021	3,260	7,187,061	$9.40	$3.53

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Average benchmark price per lb of V2O5 in Europe for the stated period.

3. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 8

• The Company achieved a normalized production level in June following the completion of upgrades to the crushing circuit and an improvement in mining performance as compared with Q1 2023.

• The global recovery achieved in Q2 2023 was 81.0%, a decrease of 1.0% from the 81.8% achieved in Q2 2022 and 2.4% lower than the 83.0% achieved in Q1 2023. The global recovery in April 2023 was 81.3%, with 80.4% achieved in May and 81.3% achieved in June.

• In Q2 2023, the Company produced 983 V2O5 equivalent tonnes of high purity products, including 706 tonnes of high purity V2O5 and 277 tonnes of high purity V2O3. This represented 37% of the total quarterly production.

• The total material moved in the mine in June was a record 1,349,405 tonnes of waste and 108,104 tonnes of ore (dry basis).

• The Company completed all planned upgrades to its crushing process during Q2 2023, including the installation of a new dry magnetic separator and updates to the crushing circuit. This is expected to reduce operational maintenance costs and provide more flexibility in the blending of ores to stabilize V2O5 production.

• Construction of the ilmenite concentration plant was completed in Q2 2023. Commissioning of this new facility has now begun and is expected to be completed in Q3 2023. A gradual ramp-up of ilmenite concentrate production will occur throughout the second half of 2023.

• Subsequent to Q2 2023, production in July 2023 was 644 tonnes of V2O5 equivalent. As a result of process restrictions following the accident in July, the Company was unable to reach its production target. However, intermediate stocks have been established and are expected to be processed in August.

Selected Quarterly Information

Summary financial information for the eight quarters ended June 30, 2023, prepared in accordance with IFRS (in thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share):

			Basic (Loss)	Diluted (Loss)
		Net (Loss)	Earnings per	Earnings per		Non-current
Period	Revenue	Income	Share[1]	Share[1]	Total Assets	Liabilities
Q2 2023	$53,110	$(5,966)	$(0.09)	$(0.09)	$393,319	$54,582
Q1 2023	57,421	(1,207)	(0.02)	(0.02)	382,444	62,168
Q4 2022	47,501	(15,636)	(0.24)	(0.24)	355,750	42,223
Q3 2022	54,258	(2,601)	(0.04)	(0.04)	347,569	6,187
Q2 2022	84,804	17,965	0.28	0.28	358,739	6,700
Q1 2022	42,688	(1,954)	(0.03)	(0.03)	348,755	8,883
Q4 2021	50,326	789	0.01	0.01	313,909	6,544
Q3 2021	53,861	9,193	0.14	0.14	315,577	6,911

1. Basic earnings (loss) per share and diluted earnings (loss) per share have been adjusted in order to reflect the effect of the share consolidation that was completed on March 4, 2021 (refer to note 10).

For Q2 2023, the Company recorded a net loss of $5,966, compared with a net income of $17,965 for Q2 2022. This movement was primarily attributable to a 37% decrease in revenues. The decrease in non-current liabilities in Q2 2023 is due to movement in the classification of debt to current liabilities.

The net income seen in Q2 2022 was primarily attributable to revenues of $84,804 from the sale of 3,291 tonnes of V2O5 equivalent.

2023 Guidance

The Company has committed a significant proportion of its monthly production in 2023 to sales of its VPURE+TM and VPURETM products, as well as FeV produced from VPURETM.

The Company's Maracás Menchen Mine continued operations during the six months ended June 30, 2023. Although there have been some challenges with production instability and ore availability, as well as the impact of required processes following the fatality on July 13, 2023, there continues to be no significant impact on the  Company's production or on the shipment of products out of Maracás. To date, there continues to be no significant disruption to the Company's supply chain for its operations and the level of critical consumables continues to be at normal levels.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 9

The Company's 2023 guidance is presented on a "business as usual" basis. The Company continues to monitor ongoing geopolitical uncertainties the impact that these may have on the Company's operations, sales and guidance for 2023. Ongoing developments may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly. Refer to the Company's Annual Information Form for the year ended December 31, 2022 for the full discussion of the Company's Risks and Uncertainties.

Following the completion of the infill drilling in the Campbell Pit and the geological model update, the Company has revised its guidance for capitalized waste stripping costs. Expenditures of $11,731 were capitalized during the six months ended June 30, 2023 and the Company now expects to incur approximately $15,000 in the remainder of 2023.

The Company's updated guidance for 2023 is presented below.

2023 Guidance
Annual V2O5 equivalent production	tonnes	9,000 - 11,000
Annual V2O5 equivalent sales[1]	tonnes	8,700 - 10,700

Cash operating costs excluding royalties per pound[2]	$/lb	4.85 - 5.65

Distribution costs		$9,000 - 10,000
Corporate and Sales & trading administrative costs[3]		$9,000 - 10,000
Largo Clean Energy administrative costs[4]		$13,500 - 14,500

Capital expenditures - components		$13,000 - 14,000
Sustaining capital expenditures (excluding capitalized stripping costs)
Capitalized stripping costs		$26,000 - 28,000
Ilmenite concentration plant capital expenditure		$17,500 - 18,500
Dry magnetic separator capital expenditure		$2,000 - 3,000
Carry-over capital expenditures		$3,500 - 4,500

Tonnes V2O5	Q3		Q4		2023
	Low	High	Low	High	Low	High
Production	2,400	3,300	2,400	3,300	9,000	11,000
Sales[1]	2,000	2,600	2,200	3,000	8,700	10,700

1. Annual sales guidance does not include purchased products.

2. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

3. Consists of the total of professional, consulting and management fees and other general and administrative expenses for the Corporate and Sales & Trading segments.

4. Consists of the total of professional, consulting and management fees, other general and administrative expenses and technology start-up costs for the Largo Clean Energy segment.

Operations

Largo Clean Energy

Recent Developments

During Q2 2023, LCE continued to make progress on the delivery of the Enel Green Power España ("EGPE") contract, which remains a priority focus. LCE finalized the pumping of electrolyte for EGPE's VCHARGE VRFB deployment and completed cold commissioning of the system in June. The battery system was also successfully interconnected with the grid and the system inverter was successfully utilized to form the chemistry. The battery is currently performing charge-discharge cycles as part of the ongoing hot commissioning phase, which is anticipated to be completed in Q3 2023, along with provisional acceptance of the system by EGPE.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 10

During Q2 2023, Mr. Francesco D'Alessio was appointed as President of LCE. The Company continues to evaluate all strategic options for LCE in order to fully maximize its unique value proposition in the energy storage sector. This includes but is not limited to the potential strengthening and formalization of existing industry and commercial relationships, developing additional collaborative partnerships, evaluating alternative deployment strategies, and performing a comprehensive review of cost reduction measures.

In accordance with this strategic evaluation, LCE has implemented a cost reduction plan and expects to realize savings of approximately 50% in its expenditures going forward.

Maracás Menchen Mine

Recent Developments

Expenditures of $25,292 were capitalized to mine properties, plant and equipment during the six months ended June 30, 2023 (year ended December 31, 2022 - $44,101), including $11,731 of capitalized waste stripping costs (2022 - $7,730).

The production of 2,639 tonnes of V2O5 in Q2 2023 was 14% lower than the 3,084 tonnes of V2O5 produced in Q2 2022, despite the higher mine output. In Q2 2023, 489,892 tonnes of ore were mined with an effective grade of 0.86% of V2O5. The ore mined in Q2 2023 was 30% higher than in Q2 2022. The Company produced 99,083 tonnes of concentrate with an effective grade of 3.34%.

The following table is a summary of production statistics at the Maracás Menchen Mine.

	Q2 2023	Q2 2022	YTD 2023	YTD 2022
Total Ore Mined (tonnes)	489,892	378,273	831,859	681,925
Ore Grade Mined - Effective Grade[1] (%)	0.86	1.18	0.84	1.22

Effective Grade of Ore Milled (%)	1.09	1.40	1.09	1.33
Concentrate Produced (tonnes)	99,083	124,317	177,778	216,641
Grade of Concentrate (%)	3.34	3.28	3.18	3.25
Contained V2O5 (tonnes)	3,309	4,072	5,658	7,033

Crushing Recovery (%)	98.1	98.3	98.1	97.9
Milling Recovery (%)	97.6	97.9	97.9	97.0
Kiln Recovery (%)	90.9	89.2	91.2	88.9
Leaching Recovery (%)	99.9	99.5	99.7	98.7
Chemical Plant Recovery (%)	93.1	95.7	93.7	95.8
Global Recovery[2] (%)	81.0	81.8	81.9	79.9

V2O5 Equivalent Produced (Flake + Powder) (tonnes)	2,639	3,084	4,750	5,526
High Purity V2O5 Equivalent Produced (tonnes)	983	587	2,024	970

1. Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2. Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

Exploration Developments

During Q2 2023, the Company completed approximately 5,000 metres of reverse circulation infill drilling in the Campbell Pit and 3,500 metres of diamond drilling in the near mine deep drilling program. In the six months ended June 30, 2023, approximately 7,100 metres of reverse circulation drilling and approximately 7,000 metres of diamond drillholes have been completed.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 11

The Campbell Pit geological model was updated in Q2 2023 and delivered to the mine planning team. This model will continue to be updated quarterly and will assist with mine planning activities.

Positive final reports in support of the Company's mineral rights were prepared and submitted to the National Mining Agency ("ANM") in April 2023.

A re-assay program began in Q2 2023 to perform chemical analysis on previously interpreted results. The focus of this program is to increase measured and indicated resources. Approximately 2,350 samples were prepared and sent to the external laboratory for analysis in Q2 2023.

Exploration Outlook

For 2023, the Company has planned 8,090 metres of infill drilling using reverse circulation drill rigs in order to reduce gaps in the 2023 and 2024 ore zones in the Campbell Pit and provide further detail to the mine planning team.

The Company is planning for approximately 18,400 metres of exploration drilling in 2023. Efforts will focus on areas in the South Block with known magnetic and geochemical anomalies and on concessions that require work to maintain them in good standing in accordance with the applicable rules and regulations in Brazil. This drilling campaign started at the end of March 2023.

Campo Alegre de Lourdes

Recent Developments

Field work was completed at Campo Alegre de Lourdes in Q2 2023. Approximately 2,110 soil samples were collected and approximately 2,820 metres of diamond drilling were completed. The goal of this program is to support the maintenance of the Company's mineral rights in these areas. A report to the ANM is being prepared and is expected to be completed and submitted in Q3 2023.

Financial Instruments

Financial assets and financial liabilities at June 30, 2023 and December 31, 2022 were as follows:

	June 30,	December 31,
	2023	2022
Cash	$63,980	$54,471
Restricted cash	734	470
Trade and other receivables	20,348	18,313
Accounts payable and accrued liabilities (including non-current)	28,789	26,960
Debt	65,000	40,000

The Company's risk exposures and the impact on the Company's financial instruments are summarized in note 17. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Liquidity And Capital Resources

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

At December 31, 2022, the benchmark price per lb of V2O5 was between $9.27 and $9.60. This decreased to a range of between $7.50 and $8.45 at June 30, 2023, with an average of approximately $8.46 for Q2 2023, compared with approximately $10.39 for Q1 2023 and $11.08 for Q2 2022.

The average European benchmark price per lb of V2O5 was approximately $8.11 and the average European benchmark price per kg of FeV was approximately $32.31 for July 2023. At the date of the MD&A, the market price of V2O5 was in a range of $7.70 to $8.75 per lb and the market price of FeV was in a range of $31.10 to $32.70 per kg.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At June 30, 2023, the Company's debt balance was $65,000.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 12

Credit facilities

In April 2022, the Company repaid in full its $15,000 working capital facility. At the same time, the Company secured a new working capital facility with a bank in Brazil. This facility was fully drawn down and proceeds of $15,000 were received. This facility was originally due to be repaid as a lump sum payment in April 2023, together with accrued interest at a rate of 3.65% per annum. The facility was repaid in full in December 2022.

In October 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.8%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In December 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. The facility is for three years, with equal principal repayments due semi-annually after a grace period of 360 days. In addition to a fee of 0.70%, accrued interest at a rate of 8.20% p.a. is to be paid every six months.

In January 2023, the Company secured a two-year debt facility of $15,000, bearing interest at 6.85% per annum. Payments are due quarterly with principal repayments starting after a grace period of 180 days. Also in January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% per annum and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

Capital resources

At June 30, 2023, the Company had an accumulated deficit of $54,671 since inception (December 31, 2022 - $48,227) and had a net working capital surplus of $103,147 (December 31, 2022 - $115,171) (defined as current assets less current liabilities). At June 30, 2023, the total amount due within 12 months on the Company's debt was $18,000 (December 31, 2022 - $4,000).

The following table details the Company's expected remaining contractual cash flow requirements at June 30, 2023 for its liabilities and commitments with agreed repayment periods. The amounts presented are based on the undiscounted cash flows and therefore, may not equate to the carrying amounts on the consolidated statement of financial position.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities	$28,504	$-	$285	$-
Debt	-	18,000	47,000	-
Operating and purchase commitments	10,312	997	80	33
	$38,816	$18,997	$47,365	$33

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's principal sources of liquidity are its cash flow from operating activities and cash of $63,980 (December 31, 2022 - $54,471). Refer to note 16 for other commitments and contingencies. As a consequence of vanadium price fluctuations in recent years, a risk may exist that the Company will not have sufficient liquidity to meet its obligations as they come due.

Outstanding Share Data

(Exercise prices presented in this section are in Canadian dollars and also not thousands).

At June 30, 2023, there were 64,050 common shares of the Company outstanding. At the date of this MD&A, there were 64,050 common shares of the Company outstanding.

At June 30, 2023, under the share compensation plan of the Company, 283 RSUs were outstanding and 1,025 stock options were outstanding with exercise prices ranging from C$5.71 to C$30.40 and expiry dates ranging between August 16, 2023 and May 18, 2028. If exercised, the Company would receive proceeds of C$10,485. The weighted average exercise price of the stock options outstanding is C$10.23.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 13

As of the date of this MD&A, 283 RSUs and 1,025 stock options were outstanding with stock option exercise prices ranging from C$5.71 to C$30.40 and expiry dates ranging between August 16, 2023 and May 18, 2028.

At June 30, 2023, 328 common share purchase warrants were outstanding with an exercise price of C$13.00 and expiring on December 8, 2025. If these warrants were exercised, the Company would receive proceeds of C$4,264.

As of the date of this MD&A, 328 common share purchase warrants were outstanding with an exercise price of C$13.00 and expiring on December 8, 2025.

Transactions With Related Parties

The Q2 2023 unaudited condensed interim consolidated financial statements include the financial statements of the Company and its subsidiaries. There have been no changes in the Company's ownership interests in its subsidiaries since December 31, 2022. The Company had transactions with related parties during Q2 2023. Refer to note 14.

Additional information regarding the compensation of officers and directors of the Company is disclosed in the Company's management information circular, which is available under the Company's profile at www.sedar.com and www.sec.gov.

Commitments and Contingencies

At June 30, 2023, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $1,808 and all payable within one year. These contracts also require that additional payments of up to approximately $2,712 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The annual quantity to be delivered to the Company in 2023 is 220 tonnes of V2O5, with the Company having a right of first refusal over additional amounts.

The Company is committed to the purchase of 60 tonnes per month of V2O5 from third parties for the remainder of 2023.

LCE is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 7 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between December 31, 2023 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $299, including $185 due within one year.

At the Company's Maracás Menchen Mine and at Largo Clean Energy, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of June 30, 2023 of $9,315.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. At June 30, 2023, the Company recognized a provision of R$28,244 ($5,861) in the current portion of provisions (December 31, 2022 - $5,076). The Company is awaiting a further ruling from a higher court in Brazil.

The Company and its subsidiaries are party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2022 for such proceedings in Brazil in an amount of R$1,223 ($234). At June 30, 2023, the provision recognized was R$1,223 ($254).

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 14

Disclosure Controls And Procedures And Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

The Company's disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is communicated to management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's DC&P, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2022 under the supervision of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") and with the participation of management. Based on the results of that evaluation, the CEO and CFO concluded that the Company's DC&P were effective as at December 31, 2022 providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the Board of Directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

The Company's management, under supervision of the CEO and CFO, assessed the effectiveness of the Company's ICFR based on the criteria established in Internal Control - Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission and concluded that as at December 31, 2022, the Company's ICFR was effective.

During the six months ended June 30, 2023, the Company completed the implementation of an ERP software. The process of implementing the ERP software represented a material change in the Company's ICFR. Pre- implementation testing and post-implementation reviews were conducted by management to ensure that internal controls surrounding the system implementation process, the applications and the closing process were properly designed and implemented to ensure continuity in the Company's system of internal controls. There were no other changes in the Company's ICFR that would have materially affected, or reasonably likely to materially affect, its ICFR.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating DC&P and ICFR.

Significant Accounting Judgments, Estimates And Assumptions

The preparation of the unaudited condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 15

Significant areas requiring the use of estimates and assumptions relate to the determination of mineral reserve estimates and the impact on stripping costs, useful lives of mine properties, plant and equipment, impairment analysis of non-financial assets, estimates of the timing of outlays for asset retirement obligations and the determination of functional currencies. Other significant areas include the valuation of mine properties, plant and equipment and development properties, estimates of provisions for environmental rehabilitation, current and deferred taxes and contingencies. Refer to note 3(d) of the annual consolidated financial statements for the year ended December 31, 2022 for a detailed description of these areas of significant judgment, estimates and assumptions. Actual results could differ from those estimates.

Changes In Accounting Policies

The basis of presentation, and accounting policies and methods of their application in the Q2 2023 unaudited condensed interim consolidated financial statements are consistent with those used in the Company's annual consolidated financial statements for the year ended December 31, 2022, except for any changes as disclosed in note 3.

Non-GAAP1 Measures

The Company uses certain non-GAAP measures in its MD&A, which are described in the following section. Non- GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 18 as per the Q2 2023 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Revenues - V2O5 produced[1]	$30,558	$45,976	$65,084	$67,790
V2O5 sold - produced (000s lb)	3,083	4,385	6,881	7,079
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$9.91	$10.48	$9.46	$9.58

____________________
1 GAAP - Generally Accepted Accounting Principles.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 16

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Revenues - V2O5 purchased[1]	$2,937	$1,143	$5,465	$1,529
V2O5 sold - purchased (000s lb)	396	88	705	132
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$7.42	$12.99	$7.75	$11.58
Revenues - V2O5[1]	$33,495	$47,119	$70,549	$69,319
V2O5 sold (000s lb)	3,479	4,473	7,586	7,211
V2O5 revenues per pound of V2O5 sold ($/lb)	$9.63	$10.53	$9.30	$9.61
Revenues - V2O3 produced[1]	$2,358	$-	$3,841	$-
V2O3 sold - produced (000s lb)	177	-	311	-
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$13.32	$-	$12.35	$-
Revenues - V2O3 purchased[1]	$-	$-	$1,155	$-
V2O3 sold - purchased (000s lb)	-	-	88	-
V2O3 revenues per pound of V2O3 sold - purchased ($/lb)	$-	$-	$13.13	$-
Revenues - V2O3[1]	$2,358	$-	$4,996	$-
V2O3 sold (000s lb)	177	-	399	-
V2O3 revenues per pound of V2O3 sold ($/ lb)	$13.32	$-	$12.52	$-
Revenues - FeV produced[1]	$17,230	$22,883	$34,658	$41,911
FeV sold - produced (000s kg)	579	550	1,147	1,182
FeV revenues per kg of FeV sold - produced ($/kg)	$29.76	$41.61	$30.22	$35.46
Revenues - FeV purchased[1]	$27	$14,802	$328	$16,262
FeV sold - purchased (000s kg)	1	317	11	357
FeV revenues per kg of FeV sold - purchased ($/kg)	$27.00	$46.69	$29.82	$45.55
Revenues - FeV[1]	$17,256	$37,685	$34,986	$58,173
FeV sold (000s kg)	580	867	1,158	1,539
FeV revenues per kg of FeV sold ($/kg)	$29.75	$43.47	$30.21	$37.80
Revenues[1]	$53,110	$84,804	$110,531	$127,492
V2O5 equivalent sold (000s lb)	5,637	7,255	11,918	12,176
Revenues per pound sold ($/lb)	$9.42	$11.69	$9.27	$10.47

1. As per note 18.

Cash Operating Costs and Cash Operating Costs Excluding Royalties

The Company's MD&A refers to cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 17

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q2 2023 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Operating costs[1]	$43,029	$50,704	$88,960	$79,662
Professional, consulting and management fees[2]	624	1,567	1,468	2,603
Other general and administrative expenses[3]	315	209	624	476
Less: iron ore costs[1]	(220)	(222)	(493)	(437)
Less: conversion costs[1]	(2,220)	(2,337)	(4,138)	(4,184)
Less: product acquisition costs[1]	(3,753)	(9,568)	(7,931)	(11,118)
Less: distribution costs[1]	(2,525)	(2,851)	(3,972)	(4,306)
Less: inventory write-down[4]	(683)	(2,285)	(683)	(2,285)
Less: depreciation and amortization expense[1]	(6,202)	(5,507)	(13,453)	(9,812)
Cash operating costs	28,365	29,710	60,382	50,599
Less: royalties[1]	(2,450)	(3,742)	(4,895)	(5,768)
Cash operating costs excluding royalties	25,915	25,968	55,487	44,831
Produced V2O5 sold (000s lb)	5,000	6,135	10,741	10,882
Cash operating costs per pound ($/lb)	$5.67	$4.84	$5.62	$4.65
Cash operating costs excluding royalties per pound ($/lb)	$5.18	$4.23	$5.17	$4.12

1. As per note 19.

2. As per the Mine properties segment in note 15.

3. As per the Mine properties segment in note 15 less the increase in legal provisions of $230 (Q2 2023) and $349 (for the six months ended June 30, 2023) as noted in the "other general and administrative expenses" section on page 6 of this MD&A.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 18

Risks And Uncertainties

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

The Company's business activities expose it to significant risks due to the nature of mining, development and exploration activities, as well as due to the nature of its VRFB business. The ability to manage these risks is a key component of the Company's business strategy. Management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors' level.

For a full discussion of the Company's Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2022, which is filed on www.sedar.com and www.sec.gov.

Cautionary Statement Regarding Forward-Looking Information

The information presented in this MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this MD&A, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, including, but not limited to, Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the Annual Information Form of the Company and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward- looking statements, except in accordance with applicable securities laws.

Trademarks are owned by Largo Inc. (formerly Largo Resources Ltd).

Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the timing and cost related to the commissioning and ramp-up of the ilmenite plant, eventual production from the ilmenite plant, the ability to sell ilmenite, V2O5 or other vanadium commodities on a profitable basis; the ability to produce V2O5 or V2O3 according to customer specifications, the continuing and increasing demand in particular sectors and markets for vanadium products, the impact of plant upgrades on operating costs and production stability, the ability of drilling campaigns to improve mine planning, the results of the re-assay program on measured and indicated resource estimates. Forward-looking information in this MD&A also includes, but is not limited to, statements with respect to the Company's ability to build, finance and operate a profitable VRFB business, the projected timing and cost of the completion of the EGPE project, the Company's ability to protect and develop its technology, the Company's ability to maintain its IP, the Company's ability to market, sell and fulfill orders for its VCHARGE battery system on specification and at a competitive price, the Company's ability to secure the required resources to build its VCHARGE battery, the adoption of VFRB technology generally in the market and the success of LPV's strategic initiatives.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 19

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specifically in respect of the installation of the EGPE project; the availability of financing for operations and development; the ability of the Company to meet repayment obligations of existing debt facilities on the current schedule; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the ability to mitigate the impact of heavy rainfall and the accuracy of the Company's short to mid-term mine plan; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the competitiveness of the Company's VRFB technology; the ability to obtain funding through government grants and awards for the green energy sector, the accuracy of cost estimates and assumptions for future variations of the VCHARGE battery system design; that the Company's current plans for ilmenite, titanium dioxide pigment and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals.

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation: volatility in prices of, and demand for, V2O5, ilmenite, titanium dioxide and other vanadium commodities; risks inherent in mineral exploration and development; uncertainties associated with estimating mineral resources; uncertainties related to title to the Company's mineral projects; the risks inherent with the introduction and reliance on recently developed VRFB technology; revocation of government approvals; tightening of the credit markets, global economic uncertainty and counterparty risk; failure of plant, equipment or processes to operate as anticipated; unexpected operational events and delays; competition for, among other things, capital and skilled personnel; geological, technical and drilling problems; fluctuations in foreign exchange or interest rates and stock market volatility; rising costs of labour and equipment; risks associated with political and/or economic instability in Brazil, including, without limitation, negative views of the mining industry; compliance with applicable sanctions regimes; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; changes in income tax and other laws of foreign jurisdictions; and other factors discussed under "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2022 which is filed on www.sedar.com and www.sec.gov, and any additional risks as included in "Risks and Uncertainties" above. Assumptions relating to the potential mineralization of the Maracás Menchen Mine are discussed in the Technical Report. Statements relating to mineral resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

The forward-looking information is presented in this MD&A for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this MD&A or documents incorporated herein by reference are made as of the date hereof or the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Certain terms appearing in the following table are defined previously in this MD&A. This table contains the material forward-looking statements made by the Company in this MD&A, the assumptions made by the Company in making those statements and the risk factors associated with those assumptions.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 20

Forward-looking	Assumptions	Risk Factors
Statements
The Q2 2023 unaudited condensed interim consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has assumed that it will be able to continue in operation for the foreseeable future and will be able to discharge its liabilities and commitments in the normal course of business, as it anticipates that it will address working capital and other shortfalls through positive cash flow from operations.

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At the date of this MD&A, the Company's debt balance was $65,000. Refer to note 9.

Production volumes are expected to achieve the expanded nameplate capacity of 1,100 tonnes per month during 2023. 2023 Production Guidance: 9,000 - 11,000 tonnes	The Company assumes that consistent production levels will achieve a level of or in excess of 1,000 tonnes per month in 2023 during normal operation.

The Company prepares future production estimates with respect to existing operations.

Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment or design failures and other interruptions in production.

Production costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

In the event that the Company obtains debt financing, repayment terms associated with such financing will likely be based, among other things, on production schedule estimates. Any failure to meet such timelines or to produce amounts forecast may constitute defaults under such debt financing, which could result in the Company having to repay loans.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 21

Forward-looking	Assumptions	Risk Factors
Statements
2023 Costs Guidance: Cash operating costs excluding royalties per pound $4.85 - $5.65	The Company assumes that its current estimation of future operating costs is accurate, as it is largely based on the current cost profile of operations at the Maracás Menchen Mine.

Capital and operating cost estimates made by management with respect to future projects, or current operations in the early stages of production are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of the above could affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 22

Forward-looking	Assumptions	Risk Factors
Statements

Sustaining capital expenditures of approximately $13,000 to $14,000 are expected to be required in 2023 to sustain the operational capacity to achieve the stated production guidance (excluding capitalized waste stripping costs).

Management assumes that its current estimation of capital expenditures is accurate, as based on operational estimates produced and current experience with operations.

Capital and operating costs estimates made by management with respect to future projects, or current operations in production, or not yet in the production phase are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of these can affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Forward-looking statements and forward looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward looking information, including, but not limited to, unexpected events during operations; variations in ore grade; risks inherent in the mining industry; delay or failure to receive board approvals; timing and availability of external financing on acceptable terms; risks relating to international operations; actual results of exploration activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; and fluctuating metal prices and currency exchange rates.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Investors are advised that National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101") requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 23

A Note for US Investors Regarding Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves

This MD&A uses the terms "Mineral Reserve", "Proven Mineral Reserve", "Probable Mineral Reserve", "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource", which are Canadian mining terms as defined in and required to be disclosed in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"), adopted by the CIM Council, as amended. Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be "substantially similar" to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are "substantially similar" to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as "Proven Mineral Reserves", "Probable Mineral Reserves", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes "Indicated Mineral Resources" and "Inferred Mineral Resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "Indicated Mineral Resources" or "Inferred Mineral Resources" that the Company reports are or will be economically or legally mineable. Further, "Inferred Mineral Resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "Inferred Mineral Resources" exist. In accordance with Canadian securities laws, estimates of "Inferred Mineral Resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2023 24